FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis S.A.

ESSENTIAL FACT

Securities Registration Record N°175

Santiago, February 2, 2012

Ger. Gen. N° 24 / 2012

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Superintendence for Securities and Insurance Companies

Alameda 1449

Santiago, Chile

By hand

            Ref.: Supplementary Filing of ESSENTIAL FACT (Ger Gen N°18/2012)

To whom it may concern:

Pursuant to articles 9 and 10, paragraph 2, of Law 18,045, and the provisions of General Norm 30 of the Superintendence, I hereby supplement the information contained in the Essential Fact filed on January 31, 2012, reporting that Enersis S.A. had made provisions for its assets in its subsidiaries Empresa Distribuidora Sur S.A. (Edesur) and Endesa Costanera S.A. (Central Costanera), whose impact on the results of Enersis S.A. amounted to Ch$ 106,750 million.

In this context, the above referenced amount corresponds to the effect on Enersis of the following:

  A provision for losses recorded as an impairment account related to Property, Plant and Equipment of Edesur totaling Ch$ 69,607 million, net of non-controlling shareholdings (see note 15 d) vii) of the Consolidated Financial Statements as of December 31, 2011).

  The reversal of tax credits on taxes paid out by Edesur and Endesa Costanera for Ch$ 17,220 million and Ch$ 7,723 million, respectively, net of non-controlling shareholdings.

  Finally, at the Enersis level, a provision for losses recorded as an impairment account  was made on existing goodwill balances in connection with our investments in Edesur and Endesa Costanera, amounting to Ch$ 8,931 million and Ch$ 3,269 million, respectively, net of non-controlling shareholdings (see note 14 of the Consolidated Financial Statements as of December 31, 2011).

In the case of Edesur, the measures above are attributable to the uncertainties generated by the delays in the recognition of tariff adjustments via the semi-annual Cost Monitoring System (MMC, in its Spanish acronym) and the implementation of an Integral Tariff Review (RTI, in its Spanish acronym).

With respect to Endesa Costanera, the situation is attributable to the difficulties in securing income sufficient to cover real generation costs, working capital deficits, and  collection of the system operator’s sales, all of which factors have an impact on the company’s short-term financial stability.

Sincerely,

Massimo Tambosco

Deputy Chief Executive Officer

cc.:

  Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange Brokers)
Comisión Clasificadora de Riesgo (Risk Classification Commission)
Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depository)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: February 03, 2012